GREAT-WEST
LIFECO INC.


03029822


SEC MAIL PROCESSING
RECEIVED
SEP 02 2003
WASH. D.C. 155 SECTION

August 29, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

- Press Release issued May 1, 2003 re: 1Q 2003 Results
- 2002 Annual Information Form dated May 1, 2003
- 2002 Management's Discussion and Analysis
- Quarterly Report – 3 months results – January 1 to March 31, 2003
- Early Warning Report dated July 14, 2003
- Insider Reports for shares purchased under the Corporation's continuing Normal Course Issuer Bid dated April 11, 2003 through August 29, 2003.

Please contact me directly at (204) 946-8682 if you have any questions.

Sincerely,

for Laurie Speers
Assistant Corporate Secretary

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

GREAT-WEST LIFECO INC.

RELEASE


SEC MAIL PROCESSING
SEP 0 2 2003
WASH, D.C.
TSX:GWO

Great-West Lifeco reports first quarter 2003 results

Winnipeg, May 1, 2003 ... Great-West Lifeco Inc. has reported net income attributable to common shareholders of $253 million or $0.690 per common share for the three months ended March 31, 2003, an increase of 14.6% compared to $0.602 per common share reported for the first quarter of 2002.

Highlights – first quarter 2003

- Earnings per common share increased 14.6% over 2002 levels, reflecting solid increases in earnings from Lifeco's Canadian and United States operations.
- Return on common shareholders' equity was 23.5% for the twelve months ended March 31, 2003, compared to 21.2% in 2002.
- Quarterly dividends declared were 27¢ per common share payable June 30, 2003. Dividends paid on common shares for the first three months of 2003 were 20% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West) in Canada and Great-West Life & Annuity Insurance Company (GWL&A) in the United States, together with Lifeco's corporate results.

Canadian consolidated net earnings of Lifeco attributable to common shareholders for the three months ended March 31, 2003 increased 17% to $121 million from $103 million at March 31, 2002.

Lifeco's United States consolidated net earnings for the three months ended March 31, 2003 increased 11% to $132 million from $119 million a year ago.

.../2

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

THE GREAT-WEST LIFE ASSURANCE COMPANY

Developments

- Earnings in the group insurance and individual insurance lines of business increased significantly for the first three months of 2003, compared with the same period last year.
- In January, the Company launched Fund Focus. Through an agreement with Globefund, Fund Focus delivers enhanced fund information on the Company's proprietary funds and third-party funds to Freedom 55 Financial and Great-West distribution channels, through the Internet.

Results

"This was a very good first quarter for Great-West Life. In particular, our traditional group and individual lines of business did very well in an environment where consumers and businesses alike are seeking greater security. This helped offset the impact of the markets, highlighting the strengths inherent in the diversification of our business," says Raymond L. McFeetors, President and Chief Executive Officer.

The 17% increase in earnings for the three months ended March 31, 2003, compared to a year ago, was due, in large part, to favourable mortality and group morbidity experience, combined with improved investment income margins.

Total premiums and deposits for the three months ended March 31, 2003, including reinsurance premiums, were essentially the same as 2002 levels, with increases in risk-based product premium offset by a reduction in segregated funds deposits.

Fee income increased 5% in the three months ended March 31, 2003 compared to 2002, associated with both assets under administration and ASO contracts.

Total assets under administration at March 31, 2003 were $54.7 billion, up slightly from March 31 and December 31, 2002 levels, with increases in general funds mitigated by reductions in segregated funds.

.../3

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Developments

- Health care earnings for the three months ended March 31, 2003 were up significantly over first quarter 2002.
- GWL&A's bank market partners continued to deliver strong results, with record sales of term life insurance products this quarter.
- The New York Metropolitan Transport Authority and the Commonwealth of Pennsylvania selected GWL&A to provide defined contribution recordkeeping services for their respective organizations. When the contracts are finalized, 38,000 participants in the Transport Authority and 47,000 participants in the state of Pennsylvania will roll over approximately $1.7 billion in total assets to Great-West.

Results

"Our first quarter results attest to the importance of the diversification of our lines of business," says William T. McCallum, President and Chief Executive Officer, GWL&A. "Our Employee Benefits and Financial Services Divisions, as well as our investment portfolio, are delivering solid results."

The 11% increase in earnings for the three months ended March 31, 2003, compared to a year ago, was primarily associated with the Employee Benefits Division, reflecting a significant improvement in both group mortality and morbidity results.

The decrease in US $ premium income and deposits for 2003 of 16% was comprised of reductions in both Employee Benefits and Financial Services. The reduction in the Employee Benefits segment is due to a contraction in health care medical membership, while the reduction in the Financial Services segment is primarily due to lower segregated funds deposits.

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business. The decrease in fee income in 2003 arises out of both the health care business and the effects of the U.S. equity markets on segregated funds fees.

Total assets under administration were $38.8 billion at March 31, 2003, down $5.3 billion and $2.9 billion compared with March 31, 2002 and December 31, 2002, respectively, essentially due to reductions in market values of segregated funds and a change in foreign exchange translation rates.

.../4

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.27 per share on the common shares of the Company payable June 30, 2003 to shareholders of record at the close of business June 16, 2003.

In addition, the Directors approved quarterly dividends on the preferred shares of the Company:

- Series C First Preferred Shares $0.484375 per share; and
- Series D First Preferred Shares $0.293750 per share payable June 30, 2003 to shareholders of record at the close of business June 16, 2003
- Class A, Series 1 Preferred Shares $0.3125 per share payable July 31, 2003 to shareholders of record at the close of business July 17, 2003.

CANADA LIFE

On February 17, 2003, Lifeco and Canada Life Financial Corporation announced that Lifeco had agreed to acquire all of the outstanding common shares of Canada Life Financial Corporation for a combination of cash and Lifeco securities then valued at $44.50 per common share of Canada Life Financial Corporation. The acquisition is subject to shareholder and regulatory approvals and is expected to close in the third quarter.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses, primarily in Canada and the United States. Lifeco's subsidiaries – The Great-West Life Assurance Company and London Life Insurance Company (Freedom 55 Financial™) in Canada and Great-West Life & Annuity Insurance Company in the United States – serve the financial security needs of more than 13 million people. Lifeco and its companies have $93 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

.../5

Forward-looking statements
This release may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Further information
Financial highlights and the March 31, 2003 interim unaudited consolidated financial statements are attached.

Great-West Lifeco's first quarter analyst teleconference will be held Thursday, May 1, at 2:30 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at 1-800-295-1311.

A replay of the call will be available from May 1 until May 8 and can be accessed by calling 1-800-408-3053 (passcode: 1394337) or 416-695-5800 in Toronto.

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705
marlene.klassen@gwl.ca

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in millions of dollars except per common share amounts)

	2003			2002			
	Canada	**U.S.**	**Total**	Canada	U.S.	Total	% Change
For the three months ended March 31							
Premiums:							
Life insurance, guaranteed annuities and insured health products	**$ 1,131**	**$ 666**	**$ 1,797**	$ 1,033	$ 750	$ 1,783	1%
Reinsurance	**1,152**	**-**	**1,152**	1,125	-	1,125	2%
Self-funded premium equivalents (ASO contracts) (1)	**358**	**1,808**	**2,166**	326	2,150	2,476	-13%
Segregated funds deposits: (1)							
Individual products	**432**	**94**	**526**	617	199	816	-36%
Group products	**278**	**767**	**1,045**	260	1,075	1,335	-22%
Total premiums and deposits	**$ 3,351**	**$ 3,335**	**$ 6,686**	$ 3,361	$ 4,174	$ 7,535	-11%
Fee and other income	**107**	**326**	**433**	102	361	463	-6%
Paid or credited to policyholders	**2,512**	**810**	**3,322**	2,377	925	3,302	1%
Net income attributable to:							
Preferred shareholders	**6**	**-**	**6**	7	-	7	-14%
Common shareholders	**121**	**132**	**253**	103	119	222	14%
Per Common Share							
Basic earnings			**$ 0.690**			$ 0.602	14.6%
Dividends paid			**0.270**			0.225	20.0%
Book value			**11.47**			10.77	6.5%
Return on common shareholders' equity *(12 months)*							
Net income			**23.5%**			14.6%	
Adjusted net income (2)			**-**			21.2%	
At March 31							
Total assets	**$ 36,891**	**$ 22,642**	**$ 59,533**	$ 34,613	$ 23,948	$ 58,561	2%
Segregated funds assets (1)	**17,825**	**16,113**	**33,938**	19,708	20,152	39,860	-15%
Total assets under administration	**$ 54,716**	**$ 38,755**	**$ 93,471**	$ 54,321	$ 44,100	$ 98,421	-5%
Capital stock and surplus			**$ 4,626**			$ 4,502	3%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.
Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) Return on common shareholders' equity for the 12 months ended March 31, 2002 is presented, for comparative purposes, on an adjusted basis excluding certain 2001 non-recurring items.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in millions of dollars except earnings per common share)

	For the three months ended March 31	
	2003	2002
Income		
Premium income	**$ 2,949**	$ 2,908
Net investment income	**948**	942
Fee and other income	**433**	463
	4,330	4,313
Benefits and Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**3,322**	3,302
Commissions	**170**	171
Operating expenses	**430**	470
Premium taxes	**30**	28
Net operating income before income taxes	**378**	342
Income taxes - current	**81**	61
- future	**25**	43
Net income before non-controlling interests	**272**	238
Non-controlling interests (note 4)	**13**	9
Net income	**$ 259**	$ 229
Earnings per Common Share (note 7)		
Basic	**$ 0.690**	$ 0.602
Diluted	**$ 0.683**	$ 0.594

Summary of Net Income		
Preferred shareholder dividends	**$ 6**	$ 7
Net income - common shareholders	**253**	222
Net income	**$ 259**	$ 229
Average number of shares outstanding - basic	366,235,013	369,079,660
Average number of shares outstanding - diluted	370,254,386	374,032,678

United States operating results during the three months ended March 31, 2003 have been included at the average market rate of $1.5100 Canadian compared with $1.5945 Canadian for the three months ended March 31, 2002.

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in millions of dollars)

	March 31, 2003	December 31, 2002	March 31, 2002
Assets			
Bonds	$ **33,884**	$ 33,764	$ 32,533
Mortgage loans	**7,601**	7,850	8,110
Stocks	**1,416**	1,581	1,327
Real estate	**1,215**	1,267	1,241
Loans to policyholders	**5,869**	6,177	6,232
Cash and certificates of deposit	**966**	912	683
Funds withheld by ceding insurers	**4,791**	4,786	4,262
Premiums in course of collection	**352**	305	546
Interest due and accrued	**538**	511	592
Future income taxes	**99**	138	141
Goodwill and intangible assets (note 2)	**1,682**	1,687	1,730
Other assets	**1,120**	1,093	1,164
Total assets	$ **59,533**	$ 60,071	$ 58,561
Liabilities			
Policy liabilities			
Actuarial liabilities	$ **43,332**	$ 44,508	$ 43,946
Provision for claims	**590**	645	621
Provision for policyholder dividends	**353**	363	354
Provision for experience rating refunds	**874**	927	684
Policyholder funds	**1,896**	1,853	1,792
	47,045	48,296	47,397
Commercial paper and other loans (note 3)	**1,568**	1,012	1,071
Current income taxes	**447**	454	501
Other liabilities	**2,619**	2,081	1,695
Repurchase agreements	**220**	511	434
Net deferred gains on portfolio investments sold	**984**	958	1,016
	52,883	53,312	52,114
Non-controlling interests (note 4)	**2,024**	2,051	1,945
Capital Stock and Surplus			
Capital stock (note 5)	**1,981**	1,982	2,083
Surplus	**2,517**	2,382	2,056
Provision for unrealized gain on translation of net investment in foreign operations	**128**	344	363
	4,626	4,708	4,502
Liabilities, capital stock and surplus	$ **59,533**	$ 60,071	$ 58,561

United States assets and liabilities have been translated at the market rates of $1.4700 Canadian for March 31, 2003, $1.5800 Canadian for December 31, 2002 and $1.5935 Canadian for March 31, 2002.

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in millions of dollars)

	For the three months ended March 31	
	2003	2002
Balance, beginning of year	**$ 2,382**	$ 1,951
Net income	**259**	229
Common share cancellation excess	**(19)**	(34)
Dividends to shareholders		
Preferred shareholders	**(6)**	(7)
Common shareholders	**(99)**	(83)
Balance, end of period	**$ 2,517**	$ 2,056

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*

(in millions of dollars)

	For the three months ended March 31	
	2003	2002
Operations		
Net income	**$ 259**	$ 229
Adjustments for non-cash items:		
Change in policy liabilities	**114**	(113)
Change in funds withheld by ceding insurers	**(5)**	215
Change in current income taxes payable	**(7)**	(11)
Future income tax expense	**25**	43
Other	**429**	(766)
Cash flows from operations	**815**	(403)
Financing Activities		
Issue of common shares	**2**	5
Purchased and cancelled common shares	**(22)**	(38)
Issue of debentures	**600**	-
Repayment of commercial paper and other loans	**(14)**	(4)
Debenture Issue costs	**(6)**	-
Dividends paid	**(105)**	(90)
	455	(127)
Investment Activities		
Bond sales and maturities	**6,831**	5,591
Mortgage loan repayments	**333**	431
Stock sales	**225**	60
Real estate sales	**56**	36
Change in loans to policyholders	**(18)**	(18)
Change in repurchase agreements	**(262)**	35
Investment in subsidiaries	**-**	72
Investment in bonds	**(8,165)**	(5,612)
Investment in mortgage loans	**(123)**	(171)
Investment in stocks	**(85)**	(40)
Investment in real estate	**(8)**	(8)
	(1,216)	376
Increase (decrease) in cash and certificates of deposit	**54**	(154)
Cash and certificates of deposit, beginning of year	**912**	837
Cash and certificates of deposit, end of period	**$ 966**	$ 683

Notes to Interim Consolidated Financial Statements *(unaudited)*
($ amounts in millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at March 31, 2003 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2002, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2002.

(b) New Accounting Requirements for 2003

Disclosure of Guarantees

In February 2003, the CICA issued Accounting Guideline 14 (AcG-14), Disclosure of Guarantees, which identifies disclosure requirements for certain guarantees, for financial statements of interim and annual periods on or after January 1, 2003.

In the normal course, the Company may enter into agreements which may contain features which meet the AcG-14 definition of a guarantee, and while the maximum guarantee cannot always be determined, given the nature of the future events which may or may not occur, any such arrangements that were material have been previously disclosed by the Company.

(c) Certain of 2002 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Goodwill and Other Intangible Assets

(a) The carrying value of goodwill and changes in the carrying value of goodwill are as follows:

For the three months ended March 31	**2003**		
	Canada	**United States**	**Total**
Balance, beginning of year	**$ 1,092**	**$ 66**	**$ 1,158**
Changes in foreign exchange rates	**(1)**	**(4)**	**(5)**
Balance, end of period	**$ 1,091**	**$ 62**	**$ 1,153**

	2002		
	Canada	United States	Total
Balance, beginning of year	$ 1,538	$ 66	$ 1,604
Reclassification between goodwill and intangible assets	(529)	-	(529)
Reclassification between goodwill and future taxes	129	-	129
Sale of subsidiary	(3)	-	(3)
Balance, end of period	$ 1,135	$ 66	$ 1,201

(b) The carrying value of intangible assets and changes in the carrying value of intangible assets are as follows:

For the three months ended March 31	**2003**		
	Canada	**United States**	**Total**
Balance, beginning and end of period	**$ 529**	**$ -**	**$ 529**

	2002		
	Canada	United States	Total
Balance, beginning of year	$ -	$ -	$ -
Reclassification from goodwill			
- Brands and trademarks	175	-	175
- Shareholder portion of acquired future Participating account profits	354	-	354
Balance, end of period	$ 529	$ -	$ 529

3. Commercial Paper and Other Loans (changes since December 31, 2002 annual report)

On March 21, 2003 the Company issued $200 principal amount of 6.14% debentures which mature on March 21, 2018 and $400 principal amount of 6.67% debentures which mature on March 21, 2033.

4. Non-Controlling Interests

The Company controlled a 100% equity interest in The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) at March 31, 2003 and March 31, 2002. The non-controlling interests of GWL&A and Great-West and its subsidiaries are:

a) **For the three months ended March 31**	**2003**	2002
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West	**$ 25**	$ 22
London Life	**133**	130
GWL&A	**47**	51
Policyholder dividends		
Great-West	**23**	22
London Life	**130**	127
GWL&A	**47**	51
Net income	**$ 5**	$ 3
Preferred shareholder dividends	**3**	6
Non-controlling interests in capital stock and surplus	**-**	-
Distribution on Great-West Life Capital Trust Securities	**5**	-
Total	**$ 13**	$ 9

b) **As at**	**March 31, 2003**	December 31, 2002	March 31, 2002
Participating policyholder undistributed surplus			
Great-West	**$ 332**	$ 330	$ 332
London Life	**914**	916	918
GWL&A	**227**	244	235
	1,473	1,490	1,485
Preferred shareholders	**209**	209	459
Non-controlling interests in capital stock stock and surplus	**1**	2	1
Trust units issued by Great-West Life Capital Trust	**350**	350	-
Great-West Life Capital Trust units held by subsidiar	**(9)**	-	-
	341	350	-
	$ 2,024	$ 2,051	$ 1,945

5. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares
Unlimited Common Shares

Issued and Outstanding

	March 31, 2003		March 31, 2002	
	Number	**Stated Value (thousands)**	Number	Stated Value (thousands)
Preferred Shares:				
Series B, 7.45% Non-Cumulative First Preferred Shares	**-**	**$ -**	4,000,000	$ 100,000
Series C, 7.75% Non-Cumulative First Preferred Shares	**4,000,000**	**100,000**	4,000,000	100,000
Series D, 4.70% Non-Cumulative First Preferred Shares	**8,000,000**	**200,000**	8,000,000	200,000
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	**5,192,242**	**129,806**	5,192,242	129,806
Balance, end of period	**17,192,242**	**$ 429,806**	21,192,242	$ 529,806
Common Shares:				
Balance, beginning of year	**366,376,712**	**$ 1,551,764**	369,459,808	$ 1,553,294
Purchased and cancelled under Normal Course Issuer Bid	**(600,700)**	**(2,545)**	(1,134,300)	(4,772)
Issued under Stock Option Plan	**149,946**	**2,227**	492,799	4,903
Balance, end of period	**365,925,958**	**$ 1,551,446**	368,818,307	$ 1,553,425
Total Capital Stock		**$ 1,981,252**		$ 2,083,231

6. Stock-Based Compensation and Other Stock-Based Payment

367,000 options were granted under the Company's stock option plan for the three months ended March 31, 2003. The weighted-average fair value of options granted during the three months ended March 31, 2003 was $9.89 per option. The fair value of each option granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for the options granted for the three months ended March 31, 2003: dividend yield 2.820%, expected volatility 26.16%, risk-free interest rate 4.742%, and expected life of 7 years.

In accordance with the intrinsic value based method of accounting, no compensation expense has been recorded for options granted under the Company's plan. Had the fair value based method of accounting been applied, compensation expense, net of tax, would have been recorded for the options granted under the Company's plan since January 1, 2002 based on the fair value of the options granted, amortized over the vesting period. The Company's net income for 2003 and 2002 on this basis would have been reduced by less than $1 and earnings per common share would have been reduced by less than $0.001.

7. Earnings Per Common Share

The following table provides a reconciliation between basic and diluted earnings per common share:

	For the three months ended March 31	
	2003	2002
a) Earnings		
Net income - common shareholders	**$ 253**	$ 222
b) Number of Common Shares at March 31		
Average number of common shares outstanding	**366,235,013**	369,079,660
Add:		
-Potential exercise of outstanding stock options	**4,019,373**	4,953,018
Average number of common shares outstanding - diluted basis	**370,254,386**	374,032,678
Earnings per Common Share (a) divided by b))		
Basic	**$ 0.690**	$ 0.602
Diluted	**$ 0.683**	$ 0.594

8. Proposed Acquisition

On February 14, 2003, Lifeco entered into an agreement with Canada Life Financial Corporation (Canada Life), the parent company of The Canada Life Assurance Company, to acquire 100% of Canada Life outstanding common shares. The transaction is valued at $44.50 per Canada Life common share, representing an aggregate transaction value of $7.3 billion.

The terms of the agreement allow Canada Life common shareholders to elect to receive one of the following alternatives for each of their Canada Life common shares:

- $44.50 in cash (to an aggregate maximum of approximately $4.4 billion); or
- 1.78 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E (to an aggregate maximum of 24 million Lifeco Series E Shares); or
- 1.78 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F (to an aggregate maximum of 8 million Lifeco Series F Shares); or
- 1.1849 Lifeco common shares (to an aggregate maximum of approximately 56 million Lifeco common shares); or
- any combination of the foregoing;

in each case subject to election and proration as a result of the stated maximums.

The transaction is subject to approval by Canada Life common shareholders on May 5, 2003 and is also subject to approval by regulatory authorities. The transaction is expected to close in the third quarter of 2003.

To support the transaction, Power Financial Corporation has committed to invest $800 to purchase 21.302 million common shares of Lifeco from treasury via private placement. Investors Group Inc. has also agreed to invest $100 by purchasing 2.662 million Lifeco common shares from treasury via private placement.

Lifeco also entered into a commitment with a Canadian chartered bank (the "Bank") pursuant to which the Bank agreed to underwrite a credit facility in favour of Lifeco or one or more of its subsidiaries. The credit facility provides short-term funding alternatives, and also offers up to $600 of five year term financing.

9. Segmented Information

Consolidated Operations

For the Three Months Ended March 31, 2003

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 574	$ 205	$ 1,152	$ 3	$ 1,934	$ 349	$ 2,283
Net investment income	51	111	165	32	359	236	595
Fee and other income	17	84	-	6	107	-	107
Total income	642	400	1,317	41	2,400	585	2,985
Benefits and Expenses:							
Paid or credited to policyholders	474	227	1,302	9	2,012	500	2,512
Other	120	93	7	9	229	68	297
Net operating income before income taxes	48	80	8	23	159	17	176
Income taxes	12	20	(3)	(5)	24	12	36
Net income before non-controlling interests	36	60	11	28	135	5	140
Non-controlling interests	-	-	-	8	8	5	13
Net income	$ 36	$ 60	$ 11	$ 20	$ 127	$ -	$ 127

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 6	$ 6	$ -	$ 6
Net income - common shareholders	36	60	11	14	121	-	121
Net income	$ 36	$ 60	$ 11	$ 20	$ 127	$ -	$ 127

GREAT-WEST
LIFECO INC.

For the Three Months Ended March 31, 2003

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 373	$ 210	$ -	$ 583	$ 83	$ 666	$ 2,949
Net investment income	29	188	9	226	127	353	948
Fee and other income	240	85	1	326	-	326	433
Total income	642	483	10	1,135	210	1,345	4,330
Benefits and Expenses:							
Paid or credited to policyholders	288	320	(1)	607	203	810	3,322
Other	246	79	2	327	6	333	630
Net operating income before income taxes	108	84	9	201	1	202	378
Income taxes	38	24	7	69	1	70	106
Net income before non-controlling interests	70	60	2	132	-	132	272
Non-controlling interests	-	-	-	-	-	-	13
Net income	$ 70	$ 60	$ 2	$ 132	$ -	$ 132	$ 259

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ 6
Net income - common shareholders	70	60	2	132	-	132	253
Net income	$ 70	$ 60	$ 2	$ 132	$ -	$ 132	$ 259

GREAT-WEST
LIFECO INC.

For the Three Months Ended March 31, 2002

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 530	$ 167	$ 1,125	$ 3	$ 1,825	$ 333	$ 2,158
Net investment income	51	119	155	10	335	230	565
Fee and other income	17	81	-	4	102	-	102
Total income	598	367	1,280	17	2,262	563	2,825
Benefits and Expenses:							
Paid or credited to policyholders	450	185	1,242	11	1,888	489	2,377
Other	106	100	7	5	218	62	280
Net operating income before income taxes	42	82	31	1	156	12	168
Income taxes	16	28	3	(7)	40	9	49
Net income before non-controlling interests	26	54	28	8	116	3	119
Non-controlling interests	-	-	-	6	6	3	9
Net income	$ 26	$ 54	$ 28	$ 2	$ 110	$ -	$ 110

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 7	$ 7	$ -	$ 7
Net income - common shareholders	26	54	28	(5)	103	-	103
Net income	$ 26	$ 54	$ 28	$ 2	$ 110	$ -	$ 110

GREAT-WEST LIFECO INC.

For the Three Months Ended March 31, 2002

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 418	$ 243	$ -	$ 661	$ 89	$ 750	$ 2,908
Net investment income	24	211	4	239	138	377	942
Fee and other income	272	89	-	361	-	361	463
Total income	714	543	4	1,261	227	1,488	4,313
Benefits and Expenses:							
Paid or credited to policyholders	336	371	(1)	706	219	925	3,302
Other	290	88	6	384	5	389	669
Net operating income before income taxes	88	84	(1)	171	3	174	342
Income taxes	31	25	(4)	52	3	55	104
Net income before non-controlling interests	57	59	3	119	-	119	238
Non-controlling interests	-	-	-	-	-	-	9
Net income	$ 57	$ 59	$ 3	$ 119	$ -	$ 119	$ 229

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ 7
Net income - common shareholders	57	59	3	119	-	119	222
Net income	$ 57	$ 59	$ 3	$ 119	$ -	$ 119	$ 229

Exemption #82-34728

GREAT-WEST
LIFECO INC.


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH. D.C. 155 SECTION

QUARTERLY REPORT

3 MONTHS RESULTS

January 1 to March 31, 2003

E1138(03/03)-03/03

Quarterly Report to Shareholders

- Letter to Shareholders
- Consolidated Financial Statements
  - Summary of consolidated operations
  - Consolidated balance sheet
  - Consolidated statement of surplus
  - Consolidated statement of cash flows
  - Notes to the consolidated financial statements
- Management's Discussion & Analysis
  - Consolidated operating results
  - The Great-West Life Assurance Company
  - Great-West Life & Annuity Insurance Company

Copies of this report are available at www.greatwestlifeco.com or by contacting the Secretary's Department at (204) 946-8366.

Forward-looking statements

This release may contain forward-looking statements about future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GREAT-WEST
LIFECO INC.

Quarterly Report January 1 to March 31, 2003

TO THE SHAREHOLDERS

The interim unaudited consolidated financial statements including notes at March 31, 2003 were approved by the Board of Directors at a meeting held today in Winnipeg.

Great-West Lifeco Inc. has reported net income attributable to common shareholders of $253 million or $0.690 per common share for the three months ended March 31, 2003, an increase of 14.6% compared to $0.602 per common share reported for the first quarter of 2002.

Highlights – first quarter 2003

- Earnings per common share increased 14.6% over 2002 levels, reflecting solid increases in earnings from Lifeco's Canadian and United States operations.
- Return on common shareholders' equity was 23.5% for the twelve months ended March 31, 2003, compared to 21.2% in 2002.
- Quarterly dividends declared were 27¢ per common share payable June 30, 2003. Dividends paid on common shares for the first three months of 2003 were 20% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West) in Canada and Great-West Life & Annuity Insurance Company (GWL&A) in the United States, together with Lifeco's corporate results.

Canadian consolidated net earnings of Lifeco attributable to common shareholders for the three months ended March 31, 2003 increased 17% to $121 million from $103 million at March 31, 2002.

Lifeco's United States consolidated net earnings for the three months ended March 31, 2003 increased 11% to $132 million from $119 million a year ago.

The Great-West Life Assurance Company

Developments – Great-West

- Earnings in the group insurance and individual insurance lines of business increased significantly for the first three months of 2003, compared with the same period last year.
- In January, the Company launched Fund Focus. Through an agreement with Globefund, Fund Focus delivers enhanced fund information on the Company's proprietary funds and third-party funds to Freedom 55 Financial and Great-West distribution channels, through the Internet.

Results

"This was a very good first quarter for Great-West Life. In particular, our traditional group and individual lines of business did very well in an environment where consumers and businesses alike are seeking greater security. This helped offset the impact of the markets, highlighting the strengths inherent in the diversification of our business," says Raymond L. McFeetors, President and Chief Executive Officer.

The 17% increase in earnings for the three months ended March 31, 2003, compared to a year ago, was due, in large part, to favourable mortality and group morbidity experience, combined with improved investment income margins.

Total premiums and deposits for the three months ended March 31, 2003, including reinsurance premiums, were essentially the same as 2002 levels, with increases in risk-based product premium offset by a reduction in segregated funds deposits.

Fee income increased 5% in the three months ended March 31, 2003 compared to 2002, associated with increases in both assets under administration and ASO contracts.

Total assets under administration at March 31, 2003 were $54.7 billion, up slightly from March 31 and December 31, 2002 levels, with increases in general funds mitigated by reductions in segregated funds.

Great-West Life & Annuity Insurance Company

Developments – GWL&A

- Health care earnings for the three months ended March 31, 2003 were up significantly over first quarter 2002.
- GWL&A's bank market partners continued to deliver strong results, with record sales of term life insurance products this quarter.
- The New York Metropolitan Transport Authority and the Commonwealth of Pennsylvania selected GWL&A to provide defined contribution recordkeeping services for their respective organizations. When the contracts are finalized, 38,000 participants in the Transport Authority and 47,000 participants in the state of Pennsylvania will roll over approximately $1.7 billion in total assets to Great-West.

Results

"Our first quarter results attest to the importance of the diversification of our lines of business," says William T. McCallum, President and Chief Executive Officer, GWL&A. "Our Employee Benefits and Financial Services Divisions, as well as our investment portfolio, are delivering solid results."

The 11% increase in earnings for the three months ended March 31, 2003, compared to a year ago, was primarily associated with the Employee Benefits Division, reflecting a significant improvement in both group mortality and morbidity results.

The decrease in US $ premium income and deposits for 2003 of 16% was comprised of reductions in both Employee Benefits and Financial Services. The reduction in the Employee Benefits segment is due to a contraction in health care medical membership, while the reduction in the Financial Services segment is primarily due to lower segregated funds deposits.

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business. The decrease in fee income in 2003 arises out of both the health care business and the effects of the U.S. equity markets on segregated funds fees.

Total assets under administration were $38.8 billion at March 31, 2003, down $5.3 billion and $2.9 billion compared with March 31, 2002 and December 31, 2002, respectively, essentially due to reductions in market values of segregated funds and a change in foreign exchange translation rates.

GREAT-WEST
LIFECO INC.

Quarterly Dividends

At its meeting today, the Board of Directors approved a quarterly dividend of $0.27 per share on the common shares of the Company payable June 30, 2003 to shareholders of record at the close of business June 16, 2003.

In addition, the Directors approved quarterly dividends on the preferred shares of the Company:

- Series C First Preferred Shares $0.484375 per share; and
- Series D First Preferred Shares $0.293750 per share payable June 30, 2003 to shareholders of record at the close of business June 16, 2003
- Class A, Series 1 Preferred Shares $0.3125 per share payable July 31, 2003 to shareholders of record at the close of business July 17, 2003.

CANADA LIFE

On February 17, 2003, Lifeco and Canada Life Financial Corporation announced that Lifeco had agreed to acquire all of the outstanding common shares of Canada Life Financial Corporation for a combination of cash and Lifeco securities then valued at $44.50 per common share of Canada Life Financial Corporation. The acquisition is subject to shareholder and regulatory approvals and is expected to close in the third quarter.





Raymond L. McFeetors
Co-President and Chief Executive Officer

William T. McCallum
Co-President and Chief Executive Officer

May 1, 2003

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in millions of dollars except per common share amounts)

	2003			2002			
	Canada	**U.S.**	**Total**	Canada	U.S.	Total	% Change
For the three months ended March 31							
Premiums:							
Life insurance, guaranteed annuities and insured health products	**$ 1,131**	**$ 666**	**$ 1,797**	$ 1,033	$ 750	$ 1,783	1%
Reinsurance	**1,152**	**-**	**1,152**	1,125	-	1,125	2%
Self-funded premium equivalents (ASO contracts) (1)	**358**	**1,808**	**2,166**	326	2,150	2,476	-13%
Segregated funds deposits: (1)							
Individual products	**432**	**94**	**526**	617	199	816	-36%
Group products	**278**	**767**	**1,045**	260	1,075	1,335	-22%
Total premiums and deposits	**$ 3,351**	**$ 3,335**	**$ 6,686**	$ 3,361	$ 4,174	$ 7,535	-11%
Fee and other income	**107**	**326**	**433**	102	361	463	-6%
Paid or credited to policyholders	**2,512**	**810**	**3,322**	2,377	925	3,302	1%
Net income attributable to:							
Preferred shareholders	**6**	**-**	**6**	7	-	7	-14%
Common shareholders	**121**	**132**	**253**	103	119	222	14%
Per Common Share							
Basic earnings			**$ 0.690**			$ 0.602	14.6%
Dividends paid			**0.270**			0.225	20.0%
Book value			**11.47**			10.77	6.5%
Return on common shareholders' equity *(12 months)*							
Net income			**23.5%**			14.6%	
Adjusted net income (2)			**-**			21.2%	
At March 31							
Total assets	**$ 36,891**	**$ 22,642**	**$ 59,533**	$ 34,613	$ 23,948	$ 58,561	2%
Segregated funds assets (1)	**17,825**	**16,113**	**33,938**	19,708	20,152	39,860	-15%
Total assets under administration	**$ 54,716**	**$ 38,755**	**$ 93,471**	$ 54,321	$ 44,100	$ 98,421	-5%
Capital stock and surplus			**$ 4,626**			$ 4,502	3%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.
Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) Return on common shareholders' equity for the 12 months ended March 31, 2002 is presented, for comparative purposes, on an adjusted basis excluding certain 2001 non-recurring items.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in millions of dollars except earnings per common share)

	For the three months ended March 31	
	2003	2002
Income		
Premium income	**$ 2,949**	$ 2,908
Net investment income	**948**	942
Fee and other income	**433**	463
	4,330	4,313
Benefits and Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**3,322**	3,302
Commissions	**170**	171
Operating expenses	**430**	470
Premium taxes	**30**	28
Net operating income before income taxes	**378**	342
Income taxes - current	**81**	61
- future	**25**	43
Net income before non-controlling interests	**272**	238
Non-controlling interests (note 4)	**13**	9
Net income	**$ 259**	$ 229
Earnings per Common Share (note 7)		
Basic	**$ 0.690**	$ 0.602
Diluted	**$ 0.683**	$ 0.594

Summary of Net Income		
Preferred shareholder dividends	**$ 6**	$ 7
Net income - common shareholders	**253**	222
Net income	**$ 259**	$ 229
Average number of shares outstanding - basic	366,235,013	369,079,660
Average number of shares outstanding - diluted	370,254,386	374,032,678

United States operating results during the three months ended March 31, 2003 have been included at the average market rate of $1.5100 Canadian compared with $1.5945 Canadian for the three months ended March 31, 2002.

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in millions of dollars)

	March 31, 2003	December 31, 2002	March 31, 2002
Assets			
Bonds	$ 33,884	$ 33,764	$ 32,533
Mortgage loans	7,601	7,850	8,110
Stocks	1,416	1,581	1,327
Real estate	1,215	1,267	1,241
Loans to policyholders	5,869	6,177	6,232
Cash and certificates of deposit	966	912	683
Funds withheld by ceding insurers	4,791	4,786	4,262
Premiums in course of collection	352	305	546
Interest due and accrued	538	511	592
Future income taxes	99	138	141
Goodwill and intangible assets (note 2)	1,682	1,687	1,730
Other assets	1,120	1,093	1,164
Total assets	$ 59,533	$ 60,071	$ 58,561
Liabilities			
Policy liabilities			
Actuarial liabilities	$ 43,332	$ 44,508	$ 43,946
Provision for claims	590	645	621
Provision for policyholder dividends	353	363	354
Provision for experience rating refunds	874	927	684
Policyholder funds	1,896	1,853	1,792
	47,045	48,296	47,397
Commercial paper and other loans (note 3)	1,568	1,012	1,071
Current income taxes	447	454	501
Other liabilities	2,619	2,081	1,695
Repurchase agreements	220	511	434
Net deferred gains on portfolio investments sold	984	958	1,016
	52,883	53,312	52,114
Non-controlling interests (note 4)	2,024	2,051	1,945
Capital Stock and Surplus			
Capital stock (note 5)	1,981	1,982	2,083
Surplus	2,517	2,382	2,056
Provision for unrealized gain on translation of net investment in foreign operations	128	344	363
	4,626	4,708	4,502
Liabilities, capital stock and surplus	$ 59,533	$ 60,071	$ 58,561

United States assets and liabilities have been translated at the market rates of $1.4700 Canadian for March 31, 2003, $1.5800 Canadian for December 31, 2002 and $1.5935 Canadian for March 31, 2002.

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in millions of dollars)

	For the three months ended March 31	
	2003	2002
Balance, beginning of year	**$ 2,382**	$ 1,951
Net income	**259**	229
Common share cancellation excess	**(19)**	(34)
Dividends to shareholders		
Preferred shareholders	**(6)**	(7)
Common shareholders	**(99)**	(83)
Balance, end of period	**$ 2,517**	$ 2,056

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*

(in millions of dollars)

	For the three months ended March 31	
	2003	2002
Operations		
Net income	**$ 259**	$ 229
Adjustments for non-cash items:		
Change in policy liabilities	**114**	(113)
Change in funds withheld by ceding insurers	**(5)**	215
Change in current income taxes payable	**(7)**	(11)
Future income tax expense	**25**	43
Other	**429**	(766)
Cash flows from operations	**815**	(403)
Financing Activities		
Issue of common shares	**2**	5
Purchased and cancelled common shares	**(22)**	(38)
Issue of debentures	**600**	-
Repayment of commercial paper and other loans	**(14)**	(4)
Debenture Issue costs	**(6)**	-
Dividends paid	**(105)**	(90)
	455	(127)
Investment Activities		
Bond sales and maturities	**6,831**	5,591
Mortgage loan repayments	**333**	431
Stock sales	**225**	60
Real estate sales	**56**	36
Change in loans to policyholders	**(18)**	(18)
Change in repurchase agreements	**(262)**	35
Investment in subsidiaries	**-**	72
Investment in bonds	**(8,165)**	(5,612)
Investment in mortgage loans	**(123)**	(171)
Investment in stocks	**(85)**	(40)
Investment in real estate	**(8)**	(8)
	(1,216)	376
Increase (decrease) in cash and certificates of deposit	**54**	(154)
Cash and certificates of deposit, beginning of year	**912**	837
Cash and certificates of deposit, end of period	**$ 966**	$ 683

GREAT-WEST
LIFECO INC.

Notes to Interim Consolidated Financial Statements *(unaudited)*
($ amounts in millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at March 31, 2003 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2002, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2002.

(b) New Accounting Requirements for 2003

Disclosure of Guarantees

In February 2003, the CICA issued Accounting Guideline 14 (AcG-14), Disclosure of Guarantees, which identifies disclosure requirements for certain guarantees, for financial statements of interim and annual periods on or after January 1, 2003.

In the normal course, the Company may enter into agreements which may contain features which meet the AcG-14 definition of a guarantee, and while the maximum guarantee cannot always be determined, given the nature of the future events which may or may not occur, any such arrangements that were material have been previously disclosed by the Company.

(c) Certain of 2002 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Goodwill and Other Intangible Assets

(a) The carrying value of goodwill and changes in the carrying value of goodwill are as follows:

For the three months ended March 31	**2003**		
	Canada	**United States**	**Total**
Balance, beginning of year	**$ 1,092**	**$ 66**	**$ 1,158**
Changes in foreign exchange rates	**(1)**	**(4)**	**(5)**
Balance, end of period	**$ 1,091**	**$ 62**	**$ 1,153**

	2002		
	Canada	United States	Total
Balance, beginning of year	$ 1,538	$ 66	$ 1,604
Reclassification between goodwill and intangible assets	(529)	-	(529)
Reclassification between goodwill and future taxes	129	-	129
Sale of subsidiary	(3)	-	(3)
Balance, end of period	$ 1,135	$ 66	$ 1,201

(b) The carrying value of intangible assets and changes in the carrying value of intangible assets are as follows:

For the three months ended March 31	**2003**		
	Canada	**United States**	**Total**
Balance, beginning and end of period	**$ 529**	**$ -**	**$ 529**

	2002		
	Canada	United States	Total
Balance, beginning of year	$ -	$ -	$ -
Reclassification from goodwill			
- Brands and trademarks	175	-	175
- Shareholder portion of acquired future Participating account profits	354	-	354
Balance, end of period	$ 529	$ -	$ 529

3. Commercial Paper and Other Loans (changes since December 31, 2002 annual report)

On March 21, 2003 the Company issued $200 principal amount of 6.14% debentures which mature on March 21, 2018 and $400 principal amount of 6.67% debentures which mature on March 21, 2033.

4. Non-Controlling Interests

The Company controlled a 100% equity interest in The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A) at March 31, 2003 and March 31, 2002. The non-controlling interests of GWL&A and Great-West and its subsidiaries are:

a) **For the three months ended March 31**

	2003	2002
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West	**$ 25**	$ 22
London Life	**133**	130
GWL&A	**47**	51
Policyholder dividends		
Great-West	**23**	22
London Life	**130**	127
GWL&A	**47**	51
Net income	**$ 5**	$ 3
Preferred shareholder dividends	**3**	6
Non-controlling interests in capital stock and surplus	**-**	-
Distribution on Great-West Life Capital Trust Securities	**5**	-
Total	**$ 13**	$ 9

b) **As at**

	March 31, 2003	December 31, 2002	March 31, 2002
Participating policyholder undistributed surplus			
Great-West	**$ 332**	$ 330	$ 332
London Life	**914**	916	918
GWL&A	**227**	244	235
	1,473	1,490	1,485
Preferred shareholders	**209**	209	459
Non-controlling interests in capital stock stock and surplus	**1**	2	1
Trust units issued by Great-West Life Capital Trust	**350**	350	-
Great-West Life Capital Trust units held by subsidiary	**(9)**	-	-
	341	350	-
	$ 2,024	$ 2,051	$ 1,945

5. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares
Unlimited Common Shares

Issued and Outstanding

	March 31, 2003		March 31, 2002	
	Number	Stated Value (thousands)	Number	Stated Value (thousands)
Preferred Shares:				
Series B, 7.45% Non-Cumulative First Preferred Shares	-	$ -	4,000,000	$ 100,000
Series C, 7.75% Non-Cumulative First Preferred Shares	4,000,000	100,000	4,000,000	100,000
Series D, 4.70% Non-Cumulative First Preferred Shares	8,000,000	200,000	8,000,000	200,000
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	5,192,242	129,806	5,192,242	129,806
Balance, end of period	17,192,242	$ 429,806	21,192,242	$ 529,806
Common Shares:				
Balance, beginning of year	366,376,712	$ 1,551,764	369,459,808	$ 1,553,294
Purchased and cancelled under Normal Course Issuer Bid	(600,700)	(2,545)	(1,134,300)	(4,772)
Issued under Stock Option Plan	149,946	2,227	492,799	4,903
Balance, end of period	365,925,958	$ 1,551,446	368,818,307	$ 1,553,425
Total Capital Stock		$ 1,981,252		$ 2,083,231

6. Stock-Based Compensation and Other Stock-Based Payment

367,000 options were granted under the Company's stock option plan for the three months ended March 31, 2003. The weighted-average fair value of options granted during the three months ended March 31, 2003 was $9.89 per option. The fair value of each option granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for the options granted for the three months ended March 31, 2003: dividend yield 2.820%, expected volatility 26.16%, risk-free interest rate 4.742%, and expected life of 7 years.

In accordance with the intrinsic value based method of accounting, no compensation expense has been recorded for options granted under the Company's plan. Had the fair value based method of accounting been applied, compensation expense, net of tax, would have been recorded for the options granted under the Company's plan since January 1, 2002 based on the fair value of the options granted, amortized over the vesting period. The Company's net income for 2003 and 2002 on this basis would have been reduced by less than $1 and earnings per common share would have been reduced by less than $0.001.

7. Earnings Per Common Share

The following table provides a reconciliation between basic and diluted earnings per common share:

	For the three months ended March 31	
	2003	2002
a) Earnings		
Net income - common shareholders	**$ 253**	$ 222
b) Number of Common Shares at March 31		
Average number of common shares outstanding	**366,235,013**	369,079,660
Add:		
-Potential exercise of outstanding stock options	**4,019,373**	4,953,018
Average number of common shares outstanding - diluted basis	**370,254,386**	374,032,678
Earnings per Common Share (a) divided by b))		
Basic	**$ 0.690**	$ 0.602
Diluted	**$ 0.683**	$ 0.594

8. Proposed Acquisition

On February 14, 2003, Lifeco entered into an agreement with Canada Life Financial Corporation (Canada Life), the parent company of The Canada Life Assurance Company, to acquire 100% of Canada Life outstanding common shares. The transaction is valued at $44.50 per Canada Life common share, representing an aggregate transaction value of $7.3 billion.

The terms of the agreement allow Canada Life common shareholders to elect to receive one of the following alternatives for each of their Canada Life common shares:

- $44.50 in cash (to an aggregate maximum of approximately $4.4 billion); or
- 1.78 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E (to an aggregate maximum of 24 million Lifeco Series E Shares); or
- 1.78 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F (to an aggregate maximum of 8 million Lifeco Series F Shares); or
- 1.1849 Lifeco common shares (to an aggregate maximum of approximately 56 million Lifeco common shares); or
- any combination of the foregoing;

in each case subject to election and proration as a result of the stated maximums.

The transaction is subject to approval by Canada Life common shareholders on May 5, 2003 and is also subject to approval by regulatory authorities. The transaction is expected to close in the third quarter of 2003.

To support the transaction, Power Financial Corporation has committed to invest $800 to purchase 21.302 million common shares of Lifeco from treasury via private placement. Investors Group Inc. has also agreed to invest $100 by purchasing 2.662 million Lifeco common shares from treasury via private placement.

Lifeco also entered into a commitment with a Canadian chartered bank (the "Bank") pursuant to which the Bank agreed to underwrite a credit facility in favour of Lifeco or one or more of its subsidiaries. The credit facility provides short-term funding alternatives, and also offers up to $600 of five year term financing.

9. Segmented Information

Consolidated Operations

For the Three Months Ended March 31, 2003

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 574	$ 205	$ 1,152	$ 3	$ 1,934	$ 349	$ 2,283
Net investment income	51	111	165	32	359	236	595
Fee and other income	17	84	-	6	107	-	107
Total income	642	400	1,317	41	2,400	585	2,985
Benefits and Expenses:							
Paid or credited to policyholders	474	227	1,302	9	2,012	500	2,512
Other	120	93	7	9	229	68	297
Net operating income before income taxes	48	80	8	23	159	17	176
Income taxes	12	20	(3)	(5)	24	12	36
Net income before non-controlling interests	36	60	11	28	135	5	140
Non-controlling interests	-	-	-	8	8	5	13
Net income	$ 36	$ 60	$ 11	$ 20	$ 127	$ -	$ 127
Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 6	$ 6	$ -	$ 6
Net income - common shareholders	36	60	11	14	121	-	121
Net income	$ 36	$ 60	$ 11	$ 20	$ 127	$ -	$ 127

GREAT-WEST
LIFECO INC.

For the Three Months Ended March 31, 2003

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 373	$ 210	$ -	$ 583	$ 83	$ 666	$ 2,949
Net investment income	29	188	9	226	127	353	948
Fee and other income	240	85	1	326	-	326	433
Total income	642	483	10	1,135	210	1,345	4,330
Benefits and Expenses:							
Paid or credited to policyholders	288	320	(1)	607	203	810	3,322
Other	246	79	2	327	6	333	630
Net operating income before income taxes	108	84	9	201	1	202	378
Income taxes	38	24	7	69	1	70	106
Net income before non-controlling interests	70	60	2	132	-	132	272
Non-controlling interests	-	-	-	-	-	-	13
Net income	$ 70	$ 60	$ 2	$ 132	$ -	$ 132	$ 259

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ 6
Net income - common shareholders	70	60	2	132	-	132	253
Net income	$ 70	$ 60	$ 2	$ 132	$ -	$ 132	$ 259

GREAT-WEST
LIFECO INC.

For the Three Months Ended March 31, 2002

	Canadian Operations						
	Shareholder					Participating Policyholder	
	Group Insurance	Individual Insurance & Investment Products	Reinsurance	Corporate	Total	Individual Insurance & Investment Products	Total Canada
Income:							
Premium income	$ 530	$ 167	$ 1,125	$ 3	$ 1,825	$ 333	$ 2,158
Net investment income	51	119	155	10	335	230	565
Fee and other income	17	81	-	4	102	-	102
Total income	598	367	1,280	17	2,262	563	2,825
Benefits and Expenses:							
Paid or credited to policyholders	450	185	1,242	11	1,888	489	2,377
Other	106	100	7	5	218	62	280
Net operating income before income taxes	42	82	31	1	156	12	168
Income taxes	16	28	3	(7)	40	9	49
Net income before non-controlling interests	26	54	28	8	116	3	119
Non-controlling interests	-	-	-	6	6	3	9
Net income	$ 26	$ 54	$ 28	$ 2	$ 110	$ -	$ 110
Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ 7	$ 7	$ -	$ 7
Net income - common shareholders	26	54	28	(5)	103	-	103
Net income	$ 26	$ 54	$ 28	$ 2	$ 110	$ -	$ 110

GREAT-WEST
LIFECO INC.

For the Three Months Ended March 31, 2002

	United States Operations						
	Shareholder				Participating Policyholder		
	Employee Benefits	Financial Services	Corporate	Total	Financial Services	Total U.S.	Total Company
Income:							
Premium income	$ 418	$ 243	$ -	$ 661	$ 89	$ 750	$ 2,908
Net investment income	24	211	4	239	138	377	942
Fee and other income	272	89	-	361	-	361	463
Total income	714	543	4	1,261	227	1,488	4,313
Benefits and Expenses:							
Paid or credited to policyholders	336	371	(1)	706	219	925	3,302
Other	290	88	6	384	5	389	669
Net operating income before income taxes	88	84	(1)	171	3	174	342
Income taxes	31	25	(4)	52	3	55	104
Net income before non-controlling interests	57	59	3	119	-	119	238
Non-controlling interests	-	-	-	-	-	-	9
Net income	$ 57	$ 59	$ 3	$ 119	$ -	$ 119	$ 229

Summary of Net Income							
Preferred shareholder dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ 7
Net income - common shareholders	57	59	3	119	-	119	222
Net income	$ 57	$ 59	$ 3	$ 119	$ -	$ 119	$ 229

GREAT-WEST
LIFECO INC.

Management's Discussion and Analysis

Interim Report

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in $ millions, except per common share amounts)

	2003			2002			
	Canada	**U.S.**	**Total**	Canada	U.S.	Total	% Change
For the three months ended March 31							
Premiums:							
Life insurance, guaranteed annuities and insured health products	**$ 1,131**	**$ 666**	**$ 1,797**	$ 1,033	$ 750	$ 1,783	1%
Reinsurance	**1,152**	**-**	**1,152**	1,125	-	1,125	2%
Self-funded premium equivalents (ASO contracts) (1)	**358**	**1,808**	**2,166**	326	2,150	2,476	-13%
Segregated funds deposits: (1)							
Individual products	**432**	**94**	**526**	617	199	816	-36%
Group products	**278**	**767**	**1,045**	260	1,075	1,335	-22%
Total premiums and deposits	**$ 3,351**	**$ 3,335**	**$ 6,686**	$ 3,361	$ 4,174	$ 7,535	-11%
Fee and other income	**107**	**326**	**433**	102	361	463	-6%
Paid or credited to policyholders	**2,512**	**810**	**3,322**	2,377	925	3,302	1%
Net income attributable to:							
Preferred shareholders	**6**	**-**	**6**	7	-	7	-14%
Common shareholders	**121**	**132**	**253**	103	119	222	14%
Per Common Share							
Basic earnings			**$ 0.690**			$ 0.602	14.6%
Dividends paid			**0.270**			0.225	20.0%
Book value			**11.47**			10.77	6.5%
Return on common shareholders' equity (12 months)							
Net income			**23.5%**			14.6%	
Adjusted net income (2)			**-**			21.2%	
At March 31							
Total assets	**$ 36,891**	**$ 22,642**	**$ 59,533**	$ 34,613	$ 23,948	$ 58,561	2%
Segregated funds assets (1)	**17,825**	**16,113**	**33,938**	19,708	20,152	39,860	-15%
Total assets under administration	**$ 54,716**	**$ 38,755**	**$ 93,471**	$ 54,321	$ 44,100	$ 98,421	-5%
Capital stock and surplus			**$ 4,626**			$ 4,502	3%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.
Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) Return on common shareholders' equity for the 12 months ended March 31, 2002 is presented, for comparative purposes, on an adjusted basis excluding certain 2001 non-recurring items.

GREAT-WEST
LIFECO INC.

The Management's Discussion and Analysis (MD&A) presents management's view of the financial position and performance of Great-West Lifeco Inc. (Lifeco) for the three months ended March 31, 2003 compared with the same period in 2002. The MD&A provides an overall discussion, followed by analyses of the performance of its two major subsidiaries, The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A).

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements about the future operations, financial results, objectives and strategies of the Company. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate" and other similar expressions.

These statements are necessarily based on estimates and assumptions that are inherently subject to risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic and political conditions in Canada, North America or internationally.

Readers are urged to consider these and other such factors carefully and not place undue emphasis on the Company's forward-looking statements.

Unless otherwise required by securities laws, the Company does not intend or have any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BUSINESSES

In Canada, through Great-West and its major subsidiary, London Life Insurance Company (London Life), and in the United States, through GWL&A, a wide range of life and health insurance, and retirement and investment products are sold to individuals, businesses and other private and public organizations. As well, as part of Canadian operations, Great-West offers reinsurance products in specific niche markets in the United States and Europe through its subsidiary, London Reinsurance Group Inc.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

GREAT-WEST
LIFECO INC.

FIRST QUARTER 2003 OVERVIEW

Lifeco continued to see strong growth in earnings from both its Canadian and United States operations in the first quarter, largely due to favourable morbidity and mortality experience, particularly in the group businesses in both countries.

Lifeco and its major subsidiaries continue to hold superior ratings, and the quality of the Company's invested assets remains high, with only 0.4% of portfolio investments ranked non-performing.

Management continues to believe the Company is well positioned for long-term earnings growth.

NET INCOME

Lifeco's net income attributable to common shareholders was $253 million or $0.690 per common share for the three months ended March 31, 2003, an increase of 14.6% compared to $0.602 per common share reported a year ago.

Source of Net Income – Consolidated net income of Lifeco is the net operating earnings of Great-West in Canada and GWL&A in the United States, together with Lifeco's corporate results.

Net Income Common Shareholders
(in $ millions)

	For the three months ended March 31		
	2003	2002	% Change
Canadian Segment			
Great-West			
Total common shareholder earnings	**$ 125**	$ 107	17%
Portion of Lifeco Corporate earnings	**(4)**	(4)	
Total Canadian segment	**121**	103	17%
United States Segment			
GWL&A			
Total common shareholder earnings (US$)	**$ 84**	$ 78	8%
Foreign exchange translation	**48**	42	
Portion of Lifeco Corporate earnings	**-**	(1)	
Total U.S. segment	**132**	119	11%
Total Lifeco	**$ 253**	$ 222	14%

Canadian Segment – Canadian consolidated net earnings of Lifeco attributable to common shareholders for the three months ended March 31, 2003 increased 17% to $121 million from $103 million at March 31, 2002.

For Canadian operations, favourable mortality and group morbidity were somewhat offset by strengthening of reserves with respect to reinsurance.

United States Segment – Lifeco's United States net earnings for the three months ended March 31, 2003 increased 11% to $132 million from $119 million a year ago.

The increase in earnings from United States operations was due to significant improvement in both group mortality and morbidity results.

A more complete discussion and analysis of results is presented in the Canadian and United States Segment sections of this report.

QUARTERLY FINANCIAL INFORMATION

(in $ millions, except per common share amounts)

		Total Revenue	Net Income - Common Shareholders			Adjusted Net Income - Common Shareholders (1)	
			Total	Basic Per Share	Diluted Per Share	Total	Basic Per Share
2003	**First quarter**	**$ 4,330**	**$ 253**	**$ 0.690**	**$ 0.683**	N/A	N/A
2002	Fourth quarter	$ 4,242	$ 235	$ 0.641	$ 0.634	N/A	N/A
	Third quarter	4,429	240	0.653	0.646	N/A	N/A
	Second quarter	3,648	234	0.634	0.625	N/A	N/A
	First quarter	4,313	222	0.602	0.594	N/A	N/A
2001	Fourth quarter	$ 4,286	$ 189	$ 0.510	$ 0.503	$ 208	$ 0.562
	Third quarter	3,922	124	0.334	0.329	213	0.576
	Second quarter	4,051	36	0.097	0.095	216	0.580
	First quarter	3,789	166	0.446	0.438	182	0.489

(1) Adjusted Net Income for 2001 is presented to enhance comparable results by excluding non-recurring items. During these periods, the following items were included in net income:

- Amortization of Goodwill - effective January 1, 2002, goodwill is no longer amortized.
- Alta Health & Life Insurance Company - Special charges of $133 million plus related operating losses of $32 million for a total of $165 million or $0.444 per common share.
- Events of September 11, 2001 - A charge of $73 million after-tax or $0.199 per common share from the events of September 11, 2001 related to the reinsurance business.

		Amortization of Goodwill		Charges related to Alta Health & Life Insurance Company		Events of September 11, 2001		Total Adjustments	
		Net Income	Basic per share	Net Income	Basic per share	Net Income	Basic per share	Net Income	Basic per share
2001	Fourth quarter	$ 18	$ 0.048	$ 1	$ 0.004	$ -	-	$ 19	$ 0.052
	Third quarter	16	0.043	-	-	73	0.199	89	0.242
	Second quarter	16	0.043	164	0.440	-	-	180	0.483
	First quarter	16	0.043	-	-	-	-	16	0.043

TRANSLATION OF UNITED STATES DOLLARS

Throughout this report, United States dollar assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The effective rate for the translation of GWL&A's net income reflects the translation of US dollar operations at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility.

The rates employed are:

Period ended	Balance Sheet	Operations	
		Transactions	Net Income
March 31, 2003	**$1.4700**	**$1.5100**	**$1.5774**
December 31, 2002	$1.5800	$1.5700	$1.5295
March 31, 2002	$1.5935	$1.5945	$1.5289

FINANCIAL POSITION

Total Assets Under Administration – Total assets under administration decreased 5% to $93.5 billion, compared to March 31, 2002. General funds assets increased 2% to $59.6 billion, while segregated funds assets decreased 15% to $33.9 billion. Compared to December 31, 2002, general funds assets decreased $0.5 billion and segregated funds assets were down $2.1 billion. The change in US $ translation from December 31, 2002 resulted in a decrease to general fund assets of $1.6 billion and segregated funds assets of $1.3 billion.

Asset Quality – General Fund Assets – At March 31, 2003, exposure to mortgage loans and real estate was 17% of invested assets, unchanged from December 31, 2002.

The Company's exposure to non-investment grade bonds was 2.3% of the portfolio at March 31, 2003, down from 2.6% at December 31, 2002.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $163 million or 0.4% of portfolio investments at March 31, 2003, compared with $139 million and 0.3% at December 31, 2002. The Company's allowance for credit losses at March 31, 2003 was $157 million, compared with $166 million at year-end 2002. Additional provisions for future credit losses in assets backing liabilities are included in actuarial liabilities and amount to $450 million at March 31, 2003 ($440 million at December 31, 2002).

Total Liabilities – Policy liabilities, at $47.0 billion, represent 89% of total liabilities at March 31, 2003, relatively unchanged from a year ago and from December 31, 2002.

Capital Stock and Surplus — During the three months ended March 31, 2003, the Company paid dividends of $0.27 per common share for a total of $99 million and preferred share dividends of $6 million.

The Company utilizes the normal course issuer bid program to acquire common shares to mitigate the dilutive effect of stock options issued under the Company's Stock Option Plan.

In November, 2002, the Company announced a further normal course issuer bid commencing December 1, 2002 and terminating November 30, 2003. During the course of this bid, the Company may purchase up to but not more than 6,000,000 shares for cancellation. During the three months ended March 31, 2003, through the normal course issuer bid process, 600,700 common shares were purchased for cancellation at a cost of $22 million or $36.72 per share.

The change in the US $ translation resulted in decreases to the provision for unrealized gain in translation of net investment in self-sustaining foreign operations by $216 million since December 31, 2002 and $235 million since March 31, 2002.

These activities, coupled with the strong earnings from both Canadian and U.S. operations, resulted in capital and surplus increasing 3% from March 31, 2002 to $4.6 billion at March 31, 2003.

Financial Strength – The Office of the Superintendent of Financial Institutions Canada has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. Based on statutory financial reports, Great-West has MCCSR and GWL&A has risk-based capital well in excess of that required by regulation.

Credit Ratings
Lifeco and its major subsidiaries continue to hold superior ratings. Activity since December 31, 2002 includes the following:

On February 17, 2003, Lifeco announced its offer to acquire the outstanding common shares of Canada Life Financial Corporation, subject to regulatory and other approval. Upon the announcement, the following actions were taken in connection with the ratings of Lifeco and its subsidiaries:

Dominion Bond Rating Service Limited (DBRS) placed the ratings of Lifeco "Under Review with Negative Implications". DBRS indicated that if the acquisition were to be completed, it would expect to lower the Lifeco ratings by one notch, and remove the "under review" status. The DBRS ratings for Great-West were confirmed.

Standard & Poor's (S&P) placed the ratings of Lifeco and subsidiaries on Credit Watch with negative implications. S&P indicated that if the acquisition were to be completed, it is likely that the ratings of Lifeco and its subsidiaries would be lowered by one notch, and a negative outlook would be maintained. S&P also indicated, however, that this rating action would not affect either the Canadian scale preferred stock ratings for Lifeco or the ratings of London Life Reinsurance Company.

A.M. Best Co. (A.M. Best) placed the ratings of Lifeco and its subsidiaries under review with negative implications. A.M. Best indicated that the ratings of London Life Reinsurance Company, London Life and Casualty Reinsurance Corporation and London Life & General Reinsurance Ltd. are unaffected by this rating action.

Fitch Ratings Inc. (Fitch) placed the ratings of Lifeco and its subsidiaries on Rating Watch Negative. Fitch indicated that if the acquisition was to be completed, it would expect that the insurer financial strength ratings would be lowered by one notch.

Moody's Investors Service (Moody's) placed the ratings of Lifeco's subsidiaries on review for possible downgrade.

Cash Flows
(in $ millions)

	For the three months ended March 31	
	2003	2002
Cash flows relating to the following activities:		
Operations	**$ 815**	$ (403)
Financing	**455**	(127)
Investment	**(1,216)**	376
Increase (decrease) in cash & certificates of deposit	**54**	(154)
Cash & certificates of deposit, beginning of period	**912**	837
Cash & certificates of deposit, end of period	**$ 966**	$ 683

The cash flows from operations of $815 million for the three month period, less cash flow used for financing activities including dividends and purchase of common shares through the normal course issuer bid, were deployed in assets held for investments.

For the first quarter of 2003 compared to 2002, the increase in cash flows from operations of $1.2 billion stems mainly from higher insurance premiums in Canada and lower withdrawal payments in both Canada and the United States. Financing activities provided $455 million of net cash, including proceeds of $594 million net of issue costs from an issue of debentures on March 21, 2003 less $105 million payment of common and preferred dividends. Investment activities of $1.2 billion in 2003 were primarily net bond purchases.

Holding Company Structure – as a holding company, Lifeco's ability to pay interest and other operating expenses and dividends and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries.

The payment of interest and dividends by the principal subsidiaries is subject to restrictions set forth in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West, London Life and GWL&A.

PROPOSED TRANSACTION TO ACQUIRE CANADA LIFE

As described in note 8 to the Company's interim financial statements, on February 14, 2003, Lifeco entered into an agreement with Canada Life Financial Corporation, the parent company of The Canada Life Assurance Company (a Canadian life insurance company which directly and through its subsidiaries offers a wide range of protection and wealth management products to individuals and groups), to acquire 100% of Canada Life Financial Corporation's outstanding common shares. The transaction is valued at $44.50 per Canada Life common share, representing an aggregate transaction value of $7.3 billion.

Lifeco believes this transaction will create a market leader in the Canadian life insurance industry and a strong international competitor during a period of consolidation in the financial services industry. Lifeco expects to achieve significant synergies and to compete more effectively in the group insurance, individual insurance and investment products, reinsurance and other business lines in Canada, to gain more distribution opportunities in the United States and to acquire group and individual businesses in high-growth European markets. The transaction is expected to close during the third quarter of 2003.

Operating Results

Canadian Segment

The Canadian operating results for Lifeco are the net operating income of Great-West, together with an allocation to Canada of a portion of Lifeco's corporate results.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended March 31	
	2003	2002
Income:		
Premium income (1)	**$ 2,283**	$ 2,158
Net investment income	**595**	565
Fee and other income	**107**	102
Total income	**2,985**	2,825
Benefits and Expenses:		
Paid or credited to policyholders	**2,512**	2,377
Other	**297**	280
Net operating income before income taxes	**176**	168
Income taxes	**36**	49
Net income before non-controlling interests	**140**	119
Non-controlling interests	**13**	9
Net income	**$ 127**	$ 110
Summary of Net Income		
Preferred shareholder dividends	**$ 6**	$ 7
Net income - common shareholders	**121**	103
Net income	**$ 127**	$ 110
(1) excludes - segregated funds deposits	**$ 710**	$ 877
- self-funded premium equivalents (ASO)	**$ 358**	$ 326

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.

Segregated fund business is an option offered under an insurance annuity contract, where the benefit amount is directly linked to the market value of the investments held in the particular segregated account. The contractual arrangements are such that the segregated fund contract holder bears the risks and rewards of the account's investment performance apart from death and maturity benefit guarantees. ASO Group health contractual agreements are those where the Company provides administrative and claim paying services for clients, and under these arrangements, the client bears some or all of the claim risk. The self-funded premium equivalents generally represent claims paid under these contracts which approximate the additional premiums that would have been earned if these contracts had been written as traditional risk programs.

Reference is made to note 9 of Lifeco's interim financial statements, Segmented Information.

NET INCOME

For the three months ended March 31, 2003, Canadian consolidated net earnings attributable to common shareholders was up 17% to $121 million, compared to $103 million a year ago.

Net Income Attributable to Common Shareholders

(in $ millions)

	For the three months ended March 31		
	2003	2002	% Change
Group Insurance	**$ 36**	$ 26	38%
Individual Insurance & Investment Products	**60**	54	11%
Reinsurance	**11**	28	-61%
Corporate	**14**	(5)	-
	$ 121	$ 103	17%

The increase in earnings for the three months ended March 31, 2003 compared to a year ago, was largely due to favourable mortality and group morbidity experience, improved investment income margins, as well as lower effective income tax rates in 2003.

In terms of major business units:

For the three months ended March 31, 2003, compared to a year ago,

- Group Insurance – The increase in shareholder net income is attributable to favourable healthcare and dentalcare results, and improved results from long term disability experience.
- Individual Insurance & Investment Products – The higher results stem from favourable mortality experience.
- Reinsurance – Net income was down mainly due to strengthening of reserves related to future potential claims.
- Corporate – The increase is primarily due to the fact that 2002 included a strengthening of credit loss provisions related to technology holdings.

PREMIUMS AND DEPOSITS

(in $ millions)

For the three months ended March 31	Premiums and Deposits			Sales (1)		
	2003	2002	% Change	**2003**	2002	% Change
Business/Product						
Group Insurance	**$ 932**	$ 856	9%	**$ 75**	$ 85	-12%
Individual Insurance						
Life Insurance - participating	**349**	332	5%	**17**	14	21%
- non-participating	**69**	71	-3%	**9**	10	-10%
Living Benefits	**33**	30	10%	**5**	5	-
Retirement & Investment Services						
Individual products	**501**	645	-22%	**676**	816	-17%
Group products	**315**	302	4%	**137**	125	10%
Reinsurance	**1,152**	1,125	2%	**1,152**	1,125	2%
	$ 3,351	$ 3,361	-	**$ 2,071**	$ 2,180	-5%
Summary by Type						
Risk-based products	**$ 2,283**	$ 2,158	6%			
ASO contracts	**358**	326	10%			
Segregated funds deposits:						
- Individual products	**432**	617	-30%			
- Group products	**278**	260	7%			
Total premiums and deposits	**$ 3,351**	$ 3,361	-			

(1) Excludes Quadrus distributed mutual funds sales.

Total premiums and deposits for the three months ended March 31, 2003, including reinsurance premiums, were at the same levels as 2002. Risk-based product premiums, other than reinsurance, were up 9% with increases in both group and individual business/products. Self-funded premium equivalents (ASO contracts) were up 10%, due primarily to very strong persistency on the block of in force business. Segregated funds deposits were down 19% due to individual products being lower than last year by 30%, while group increased 7%. This reflects weak equity markets over a prolonged period. Reinsurance premiums were up 2%, reflecting increases in life insurance reinsurance.

Total sales for the three months ended March 31, 2003 decreased 5% reflecting the continued strong market for insurance products and weaker markets for equity products.

Net Investment Income

(in $ millions)

	For the three months ended March 31		
	2003	2002	% Change
Investment income earned	**$ 554**	$ 552	
Amortization of gains and losses	**45**	46	
Provision for credit losses	**(1)**	(29)	
Gross investment income	**598**	569	5%
Less: investment expenses	**3**	4	
Net investment income	**$ 595**	$ 565	5%

Net investment income for the three months ended March 31, 2003 increased $30 million or 5% from the same period last year, due to in-quarter net asset provisions of $1 million in 2003 compared to $29 million in 2002.

Fee Income

(in $ millions)

	For the three months ended March 31		
	2003	2002	% Change
Segregated funds	$ **80**	$ 77	4%
ASO contracts	**17**	16	6%
Other	**10**	9	11%
	$ **107**	$ 102	5%

Fee income is derived from the management of segregated funds assets and the provision of Group health ASO business. For the three months ended March 31, 2003, the increase in fee income of 5% compared to the same period in 2002 includes a $3 million increase in segregated fund related fee revenue when compared to the 2002 period, and a $1 million increase in ASO contract fee revenue essentially due to increased volumes of business.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $2.5 billion was paid or credited to policyholders in the three months ended March 31, 2003, an increase of 6% compared to the same period in 2002, which mainly reflects an increase in policyholder dividends and experience refunds, as well as an increase in the actuarial reserves from higher premium income.

Income Taxes

Income taxes decreased $13 million over the same period in 2002, due to lower income tax rates and favourable tax experience reflected in overall income tax provisions.

Other

Included in other benefits and expenses are operating expenses, commission payments, as well as premium taxes.

(in $ millions)

	For the three months ended March 31		
	2003	2002	% Change
Total expenses	$ **170**	$ 159	7%
Less: investment expenses	**3**	4	-25%
Operating expenses	**167**	155	8%
Commissions	**110**	107	3%
Premium taxes	**20**	18	11%
Total	$ **297**	$ 280	6%

For the three months ended March 31, 2003, operating expenses were higher than the same period in 2002 by 8% or $12 million, including increases in employee future benefit costs and information system research. Commission payments and premium taxes are consistent with increases in premiums.

ASSETS

Assets Under Administration
(in $ millions)

	March 31 2003	December 31 2002
Invested assets	$ 29,652	$ 28,871
Goodwill and intangible assets	1,620	1,621
Other general fund assets	5,619	5,518
Total assets	36,891	36,010
Segregated funds assets	17,825	18,504
Total assets under administration	$ 54,716	$ 54,514

Total assets under administration at March 31, 2003 were $54.7 billion, relatively unchanged from December 31, 2002. General fund assets increased by 2% and segregated funds assets decreased by 4% compared with December 31, 2002.

Invested Assets

Invested assets at March 31, 2003 were $29.7 billion, an increase of 3% from December 31, 2002.

Asset Distribution
(in $ millions)

	March 31, 2003		December 31, 2002	
Government bonds	$ 8,756	30 %	$ 7,721	26 %
Corporate bonds	9,672	33	9,393	33
Mortgages	7,041	24	7,190	25
Stocks	1,263	4	1,414	5
Real estate	1,043	3	1,080	4
Sub-total portfolio investments	27,775		26,798	
Cash & certificates of deposit	364	1	579	2
Policy loans	1,513	5	1,494	5
Total invested assets	$ 29,652	100 %	$ 28,871	100 %

Asset Quality – At March 31, 2003, exposure to mortgage loans and real estate was 27% of invested assets, a decrease of 2% from December 31, 2002.

The overall quality of the bond portfolio remained high, with 98% of the portfolio rated investment grade and 86% rated A or higher.

The Company's exposure to non-investment grade bonds was $294 million or 1.8% of the portfolio at March 31, 2003, down from $367 million or 2.2% of the portfolio at December 31, 2002.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $123 million or 0.44% of portfolio investments at March 31, 2003, compared with $93 million and 0.35% at December 31, 2002. The increase was primarily related to bond investments.

The Company's allowance for credit losses at March 31, 2003 for non-performing assets and non-investment grade bonds remained at $78 million. The Company increased its loan loss provisions in its bond portfolio which was offset by recoveries on dispositions in its mortgage portfolio. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $421 million at March 31, 2003 ($406 million at December 31, 2002).

Bond Portfolio Quality (excludes $2,454 million short-term investments, $706 million in 2002)
(in $ millions)

	March 31, 2003		December 31, 2002	
Estimated Rating				
AAA	$ 6,113	38 %	$ 6,599	40 %
AA	2,395	15	2,445	15
A	5,285	33	5,183	32
BBB	1,887	12	1,814	11
BB or lower	294	2	367	2
Total	$ 15,974	100 %	$ 16,408	100 %

Non-Performing Loans
(in $ millions)

	March 31, 2003			December 31, 2002		
Asset Class	**Bonds**	**Mortgages**	**Total**	Bonds	Mortgages	Total
Non-performing loans	$ 119	$ 4	$ 123	$ 86	$ 7	$ 93

Allowances for Credit Losses
(in $ millions)

	March 31, 2003			December 31, 2002		
	Specific Provisions	**General Provisions**	**Total**	Specific Provisions	General Provisions	Total
Bonds and mortgage loans	$ 65	$ 13	$ 78	$ 60	$ 18	$ 78

Other General Fund Assets
(in $ millions)

	March 31 2003	December 31 2002
Funds withheld by ceding insurers	$ 4,791	$ 4,786
Other assets	828	732
Total other general fund assets	$ 5,619	$ 5,518

Other assets, at $828 million, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable. The increase of $96 million is mainly attributable to routine increases in premiums in course of collection and interest due and accrued.

Segregated Funds
During the three months ended March 31, 2003, segregated funds assets under management, which are measured at market values, decreased by $679 million to $17.8 billion. The in-period change reflects a decline in market values, offset somewhat by net deposits of $87 million.

(in $ millions)	March 31	December 31			
	2003	2002	2001	2000	1999
Stocks	$ **9,708**	$ 10,521	$ 11,414	$ 11,238	$ 9,025
Bonds	**3,997**	4,132	4,065	4,249	4,024
Mortgages	**1,356**	1,349	1,150	1,070	1,128
Real estate	**2,171**	2,022	1,767	1,383	1,119
Cash and other	**593**	480	697	742	434
Total	$ **17,825**	$ 18,504	$ 19,093	$ 18,682	$ 15,730
Internally-managed	**13,246**	13,195	14,480	14,382	12,397
Externally-managed	**4,579**	5,309	4,613	4,300	3,333
In-period growth	**-4%**	-3%	2%	19%	-

LIABILITIES

(in $ millions)

	March 31 2003	December 31 2002
Policy liabilities	$ **28,978**	$ 28,889
Net deferred gains on portfolio investments sold	**825**	814
Other general fund liabilities	**2,920**	2,142
Total liabilities	$ **32,723**	$ 31,845

Total liabilities at March 31, 2003 were $32.7 billion, up 3% from December 31, 2002.

Policy Liabilities – The increase of $89 million relates primarily to an increase in actuarial reserves. This analysis does not include segregated funds liabilities as they are off-balance sheet liabilities and are not part of general funds.

Other General Fund Liabilities

(in $ millions)

	March 31 2003	December 31 2002
Current income taxes	$ **427**	$ 452
Commercial paper and other loans	**1,172**	583
Other liabilities	**1,321**	1,107
Total other general fund liabilities	$ **2,920**	$ 2,142

Total other general fund liabilities at March 31, 2003 were $2.9 billion, up 36% from December 31, 2002. Commercial paper and other loans increased $589 million from December 31, 2002, as described in note 3 of the interim financial statements. Other liabilities, at $1.3 billion, increased 19% from December 31, 2002, and includes trade payables, accruals, temporary transaction related liabilities, as well as provisions for retirement benefits other than pensions. Temporary transaction related liabilities represent most of the change, an increase of $172 million compared to December 31, 2002.

Liquidity

The Company uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. A portion of assets are held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds. At March 31, 2003, the Company held over $17 billion in highly marketable assets.

GREAT-WEST
LIFECO INC.

Operating Results

United States Segment

The United States operating results for Lifeco are the net operating income of GWL&A, together with an allocation to the United States of a portion of Lifeco's corporate results.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended March 31	
	2003	2002
Income:		
Premium income (1)	**$ 666**	$ 750
Net investment income	**353**	377
Fee and other income	**326**	361
Total income	**1,345**	1,488
Benefits and Expenses:		
Paid or credited to policyholders	**810**	925
Other	**333**	389
Net operating income before income taxes	**202**	174
Income taxes	**70**	55
Net income before non-controlling interests	**132**	119
Non-controlling interests	**-**	-
Net income	**$ 132**	$ 119
Summary of Net Income		
Preferred shareholder dividends	**$ -**	$ -
Net income - common shareholders	**132**	119
Net income	**$ 132**	$ 119
(1) excludes - segregated funds deposits	**$ 861**	$ 1,274
- self-funded premium equivalents (ASO)	**$ 1,808**	$ 2,150

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.

Segregated fund business is an option offered under an insurance annuity contract, where the benefit amount is directly linked to the market value of the investments held in the particular segregated account. The contractual arrangements are such that the segregated fund contract holder bears the risks and rewards of the account's investment performance apart from death and maturity benefit guarantees. ASO Group health contractual agreements are those where the Company provides administrative and claim paying services for clients, and under these arrangements, the client bears some or all of the claim risk. The self-funded premium equivalents generally represent claims paid under these contracts which approximate the additional premiums that would have been earned if these contracts had been written as traditional risk programs.

Reference is made to note 9 of Lifeco's interim financial statements, Segmented Information.

NET INCOME

For the three months ended March 31, 2003, United States consolidated net income attributable to common shareholders was up 11% to $132 million compared to $119 million a year ago.

Net Income Attributable to Common Shareholders

(in $ millions)	For the three months ended March 31		
	2003	2002	% Change
Employee Benefits	**$ 70**	$ 57	23%
Financial Services	**60**	59	2%
Corporate	**2**	3	-
	$ 132	$ 119	11%
(millions - US $)			
Employee Benefits	**$ 45**	$ 37	22%
Financial Services	**38**	39	-3%
Corporate	**1**	2	-
	$ 84	$ 78	8%

The increase in earnings for the three months ended March 31, 2003, compared to a year ago, was primarily related to the Employee Benefits Division, reflecting a significant improvement in both group mortality and morbidity results.

In terms of major business units:

For the three months ended March 31, 2003

- Employee Benefits – First quarter earnings increased 23% primarily due to improved aggregate stop loss results reflecting recoveries from policyholder deficits that had been carried forward. The Division also recorded an improvement in specific stop loss morbidity and group mortality, and experienced gains from the strengthening of the Canadian dollar.
- Financial Services – The increase in earnings of 2% for the first quarter of 2003, compared to a year ago, is primarily related to the strengthening of the Canadian dollar which offset a reduction in fee revenue in P/NP and 401(k) associated with lower U.S. equity markets.
- Corporate – The $1 million decrease for 2003, compared to a year ago, is the result of larger prior year income tax credits reflected in 2002 results.

PREMIUMS AND DEPOSITS

(in $ millions)

For the three months ended March 31	Premiums and Deposits 2003	Premiums and Deposits 2002	Premiums and Deposits % Change	Sales 2003	Sales 2002	Sales % Change
Business/Product						
Employee Benefits						
Group life and health	$ **2,181**	$ 2,568	-15%	$ **405**	$ 552	-27%
Financial Services						
Savings	**461**	764	-40%	**158**	390	-59%
Insurance	**126**	182	-31%	**10**	14	-29%
401(k)	**567**	660	-14%	**364**	230	58%
	$ **3,335**	$ 4,174	-20%	$ **937**	$ 1,186	-21%
Summary by Type						
Risk-based products	$ **666**	$ 750	-11%			
ASO contracts	**1,808**	2,150	-16%			
Segregated funds deposits:						
- Individual products	**94**	199	-53%			
- Group products	**767**	1,075	-			
Total premiums and deposits and sales	$ **3,335**	$ 4,174	-20%			
Total premiums and deposits and sales US $	$ **2,208**	$ 2,618	-16%	$ **620**	$ 744	-17%

The 16% decrease in US $ premium income and deposits for the three months ended March 31, 2003 was comprised of a decrease in Employee Benefits of $167 million and a decrease in Financial Services premium income and deposits of $243 million. The decrease in the Employee Benefits segment is primarily due to an 18% decline in membership partially offset by the result of pricing actions taken during 2002. Total health care membership at March 31, 2003 of 2.0 million members declined from 2.2 million members at December 31, 2002, and from 2.4 million members at March 31, 2002. Much of the health care decline can be attributed to terminations resulting from pricing action related to target margins.

The decrease in the Financial Services segment is primarily due to lower Business-Owned Life Insurance (BOLI) premiums and lower P/NP single premium deposits. The number of 401(k) participants decreased from 540,000 at March 31, 2002, and from 477,000 at December 31, 2002 to 464,000 at March 31, 2003.

The decrease in sales for the three months ended March 31, 2003 was driven by an Employee Benefits segment decrease of 27%. The decrease in Employee Benefits is primarily the result of the inclusion of two large case sales in the 2002 sales results.

Net Investment Income

(in $ millions)

	For the three months ended March 31 2003	2002	% Change
Investment income earned	$ **341**	$ 370	-8%
Amortization of gains and losses	**10**	11	-9%
Provision for credit losses	**5**	1	-
Gross investment income	**356**	382	-7%
Less: investment expenses	**3**	5	
Net investment income	$ **353**	$ 377	-6%

Net investment income for the three months ended March 31, 2003, representing the investment revenue from general funds assets (excludes segregated funds assets) decreased $24 million or 6%, compared to the same period in 2002, as a result of the general trend of lower interest rates.

Fee Income

(in $ millions)

	For the three months ended March 31		
	2003	2002	% Change
Segregated funds	**$ 53**	$ 60	-12%
ASO contracts	**240**	272	-12%
Other	**33**	29	14%
	$ 326	$ 361	-10%

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business.

For the three months ended March 31, 2003, fee income decreased 10% compared to the same period in 2002. The ASO fee income decrease was the result of a decrease in medical membership, while the Other category reflects growth in unwrapped assets in FASCORP. The decrease in segregated funds fees is a combination of the strengthening Canadian dollar and the lower U.S. equity markets.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate $810 million was paid or credited to policyholders in the three months ended March 31, 2003 with respect to risk-based contracts. This represents an decrease of 12% compared to the same period of 2002, and is essentially attributable to decreases in group health claims and the impact of the strengthening of the Canadian dollar.

Other

Included in other benefits and expenses are operating expenses, commission payments, as well as premium taxes.

(in $ millions)

	For the three months ended March 31		
	2003	2002	% Change
Total expenses	**$ 266**	$ 321	-17%
Less: investment expenses	**3**	5	-40%
Operating expenses	**263**	316	-17%
Commissions	**60**	63	-5%
Premium taxes	**10**	10	-
Total	**$ 333**	$ 389	-14%

Operating expenses are the major component of this category and at $263 million for the three months ended March 31, 2003 decreased 17% from the same period in 2002, as the Employee Benefits Division reduced their staff by 24% from March, 2002. Commission payments are down 5% due to the U.S. exchange rate. Premium tax payments are essentially flat with 2002.

ASSETS

Assets Under Administration
(in $ millions)

	March 31 2003	December 31 2002
Invested assets	$ 21,299	$ 22,680
Goodwill and intangible assets	62	66
Other general fund assets	1,281	1,315
Total assets	22,642	24,061
Segregated funds assets	16,113	17,544
Total assets under administration	$ 38,755	$ 41,605

Total assets under administration at March 31, 2003 were $38.8 billion, down 7% from December 31, 2002, primarily due to an 8% decrease in segregated funds assets reflecting the strengthening of the Canadian dollar.

Invested Assets

Asset Distribution
(in $ millions)

	March 31, 2003		December 31, 2002	
Government bonds	$ 5,051	24 %	$ 5,278	23 %
Corporate bonds	10,405	49	11,372	50
Mortgages	560	3	660	3
Stocks and real estate	325	1	354	2
Sub-total portfolio investments	16,341		17,664	
Cash & certificates of deposit	602	3	333	1
Policy loans	4,356	20	4,683	21
Total invested assets	$ 21,299	100 %	$ 22,680	100 %

Invested assets at March 31, 2003 were $21.3 billion, compared to $22.7 billion at December 31, 2002.

Asset Quality – The Company's exposure to non-investment grade bonds was $427 million or 2% of the portfolio at March 31, 2003, down from $471 million at December 31, 2002.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $40 million or 0.24% of portfolio investments at March 31, 2003, compared with $46 million and 0.26% at December 31, 2002.

The Company's allowance for credit losses at March 31, 2003 for non-investment grade bonds and non-performing assets was $79 million, compared with $88 million December 31, 2002. Additional provisions for future credit losses on assets backing liabilities are included in actuarial liabilities and amount to $29 million at March 31, 2003 ($34 million at December 31, 2002). This decrease is primarily due to the strengthening of the Canadian dollar.

Bond Portfolio Quality (excludes $532 million short-term investments, $1,033 million in 2002)
(in $ millions)

Estimated Rating	March 31, 2003		December 31, 2002	
AAA	$ 9,071	61 %	$ 9,220	59 %
AA	1,320	9	1,401	9
A	2,053	14	2,298	15
BBB	2,053	14	2,227	14
BB or lower	427	2	471	3
Total	$ 14,924	100 %	$ 15,617	100 %

Non-Performing Loans
(in $ millions)

Asset Class	March 31, 2003 Bonds	Mortgages	Foreclosed Real Estate	Total	December 31, 2002 Bonds	Mortgages	Foreclosed Real Estate	Total
Non-performing loans	$ 36	$ 4	$ -	$ 40	$ 39	$ 4	$ 3	$ 46

Allowances for Credit Losses
(in $ millions)

	March 31, 2003 Specific Provisions	General Provisions	Total	December 31, 2002 Specific Provisions	General Provisions	Total
Bonds and mortgage loans	$ -	$ 79	$ 79	$ -	$ 88	$ 88

Other General Fund Assets
(in $ millions)

	March 31 2003	December 31 2002
Total other general fund assets	$ 1,281	$ 1,315

Other general fund assets, at $1.3 billion, is made up of several items, including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, software development, and accounts receivable. The decrease of $34 million is mainly attributable to a decrease in future income taxes.

Segregated Funds
The Company continues to offer a broad selection of mutual and segregated funds. During the three months ended March 31, 2003, such funds administered by the Company totaled $16.1 billion, measured at market values, compared with $17.5 billion at year-end 2002. Translation of US $ accounts for $1.3 billion of this decrease.

(in $ millions)	March 31	December 31			
	2003	2002	2001	2000	1999
Variable funds	$ 11,576	$ 12,731	$ 16,103	$ 16,394	$ 16,771
Stable asset accounts	4,537	4,813	3,671	2,083	1,227
Total	$ 16,113	$ 17,544	$ 19,774	$ 18,477	$ 17,998
In-period growth	-8%	-11%	7%	3%	-

LIABILITIES
(in $ millions)

	March 31 2003	December 31 2002
Policy liabilities	$ 18,067	$ 19,407
Net deferred gains on portfolio investments sold	159	144
Other general fund liabilities	1,934	1,916
Total liabilities	$ 20,160	$ 21,467

Total liabilities at March 31, 2003 were $20.2 billion, a decrease of 6% from December 31, 2002. US $ translation accounts for $1.4 billion of the reduction.

Policy Liabilities – are down 7% from December 31, 2002 to $18.1 billion at March 31, 2003 due to the strengthening of the Canadian dollar. This analysis does not include segregated funds liabilities as they are off-balance sheet liabilities and are not part of general funds.

Other General Fund Liabilities
(in $ millions)

	March 31 2003	December 31 2002
Current income taxes	**$ 20**	$ 2
Repurchase agreements	**220**	511
Commercial paper and other loans	**396**	429
Other liabilities	**1,298**	974
Total other general fund liabilities	**$ 1,934**	$ 1,916

Total other general fund liabilities were $1.9 billion at March 31, 2003, up 1% from December 31, 2002. Commercial paper and other loans at $396 million are essentially unchanged from December 31, 2002 values. Other liabilities, at $1.3 billion, increased $324 million from December 31, 2002. The increase in 2003 is due primarily to temporary outstanding settlements of bond purchases at the quarter-end. This grouping of accounts also includes accruals, payables and policyholder deposits not yet allocated.

Liquidity
The liquidity needs of the United States operations of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. A portion of assets are held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and through the demonstrated ability of the Company to access the capital markets. At March 31, 2003, over $13 billion of assets could be classified as highly marketable/liquid.

GREAT-WEST
LIFECO INC.

100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Member of the Power Financial Corporation group of companies

REPORT PURSUANT TO
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
SECTION 92 OF THE SECURITIES ACT (MANITOBA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 102 OF THE SECURITIES ACT, 1990 (NEWFOUNDLAND)
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH. D.C.
155 SECTION

1. **Name and Address of Offeror:**

Power Financial Corporation
751 Victoria Square
Montréal, Québec H2Y 2J3

2. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:**

On July 10, 2003, Power Financial Corporation ("Corporation"), through a wholly-owned subsidiary, 3439453 Canada Inc., acquired 21,301,523 common shares of its affiliate, Great-West Lifeco Inc. ("Lifeco") from treasury by way of private placement, representing 4.8% of the total outstanding Lifeco common shares. Investors Group Inc. ("Investors Group"), a subsidiary of the Corporation, concurrently acquired 2,662,690 Lifeco common shares from treasury by way of private placement, representing 0.6% of the total outstanding Lifeco common shares. The private placements were announced on February 17, 2003 in conjunction with the announcement by Lifeco of its agreement to acquire Canada Life Financial Corporation ("Canada Life"). The number of Lifeco common shares outstanding following the closing of the private placements and the acquisition of Canada Life is 445,395,401.

A copy of the press release issued by the Corporation announcing its purchase of Lifeco common shares is attached as Exhibit A.

3. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:**

After giving effect to the private placements and Lifeco's acquisition of Canada Life, referred to in paragraph 2 above, the Corporation, together with its wholly-owned subsidiaries 3439453 Canada Inc. and 3411893 Canada Inc., holds 314,439,032 Lifeco common shares representing a 70.6% interest in Lifeco. Investors Group holds 18,893,694 Lifeco common shares, representing a 4.2% interest in Lifeco.

4. Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3, above, over which:

(a) the offeror, either alone or together with any joint actors, has ownership and control;

See response to paragraph 3 above.

(b) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

Not applicable.

(c) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5. The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The common shares acquired by the Corporation and Investors Group, as referred to in paragraph 2 above, were purchased, in each case, from Lifeco from treasury by way of private placement.

6. Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The private placements referred to in paragraph 2 above were announced on February 17, 2003 in conjunction with the announcement by Lifeco of its agreement to acquire Canada Life.

7. General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The common shares acquired by the Corporation and Investors Group, as referred to in paragraph 2 above, were purchased, in each case, from Lifeco from treasury by way of private placement. Accordingly, private placement agreements between Lifeco and each of the Corporation and Investors Group governed the sale of these common shares.

8. Names of any joint actors in connection with the disclosure required by this form:

Investors Group Inc. is an affiliate of the Corporation in which the Corporation owns a controlling interest.

9. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

See response to paragraph 7 above. The Corporation and Investors Group paid approximately $800 million and approximately $100 million, respectively, to acquire the Lifeco common shares from treasury.

10. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of the National Instrument 62-103 in respect of the reporting issuer's securities:

Not applicable.

* * * * *

DATED at Montréal, Québec as of the 14th day of July, 2003.

POWER FINANCIAL CORPORATION

By: *"Edward Johnson"*
Edward Johnson
Vice-President, General Counsel
and Secretary

Exhibit A

Power Financial Corporation Completes Purchase of Great-West Lifeco Inc. Common Shares

MONTREAL, July 10 /CNW Telbec/ - Power Financial Corporation today announced that it has completed its purchase of 21,301,523 common shares of its affiliate, Great-West Lifeco Inc. from treasury by way of private placement at a cost of approximately $800 million.

Power Financial's affiliate, Investors Group Inc., also purchased 2,662,690 common shares of Great-West Lifeco from treasury by way of private placement for a total investment of approximately $100 million.

The private placements were announced on February 17, 2003 in conjunction with the announcement by Great-West Lifeco of its agreement to acquire Canada Life Financial Corporation.

After giving effect to the private placements and the completion of Great-West Lifeco's acquisition of Canada Life, Power Financial holds 314,439,032 common shares representing a 70.6 per cent interest in Lifeco. Investors Group holds 18,893,694 common shares representing a 4.2 per cent interest in Lifeco.

Power Financial's effective interest in Great-West Lifeco is 73.1 per cent.

The number of common shares of Great-West Lifeco outstanding following the closing of the private placements and the acquisition of Canada Life is 445,395,401.

Power Financial Corporation is a diversified management and holding company with interests in the financial services industry in North America. Through affiliates, Power Financial also holds significant positions in media, energy, water, waste services and specialty minerals companies in Europe.

For further information: Edward Johnson, Vice-President, General Counsel and Secretary, (514) 286-7400

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): Apr 4, 2003

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	S US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		April 4, 2003	38	73,000		*		Nil		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. *It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.*

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): Aptil 11, 2003

Exemption #82-34728

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): Apr 11, 2003

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE *EQUIVALENT*

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		April 11, 2003	38	80,000		*		Nil		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): Aptil 22, 2003

SEC MAIL PROCESSING SECTION RECEIVED SEP 0 2 2003 WASH. D.C. 155

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, *Alberta, Saskatchewan, Manitoba*, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory *authorities or their authorized representatives*. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): Apr 22, 2003

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		April 21, 2003	38	80,000		*		Nil		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a *material respect* and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): Aptil 24, 2003

FORM 55-102F6

INSIDER REPORT

(See Instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): Apr 24, 2003

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☑ ALBERTA
- ☑ BRITISH COLUMBIA
- ☑ MANITOBA
- ☑ NEWFOUNDLAND
- ☑ NOVA SCOTIA
- ☑ ONTARIO
- ☑ QUÉBEC
- ☑ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		April 25, 2003	38	80,000		*		Nil		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): May 2, 2003



SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
155
WASH, D.C.
SECTION

Exemption #82-34728

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): May 2, 2003

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [✓] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [✓] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] ALBERTA [✓] ONTARIO
[✓] BRITISH COLUMBIA [✓] QUÉBEC
[✓] MANITOBA [✓] SASKATCHEWAN
[✓] NEWFOUNDLAND
[✓] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		May 2, 2003	38	80,000		*		Nil		

ATTACHMENT [ ] YES [✓] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [✓] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): May 8, 2003


SEC MAIL RECEIVED PROCESSING
SEP 0 2 2003
WASH. D.C. 155 SECTION

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the *securities legislation in each of the jurisdictions indicated above*. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): May 8, 2003

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		May 9, 2003	38	80,000		*		Nil		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is *generic to accommodate the various Acts.*

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. *It is an offence to submit* information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): May 15, 2003


SEC MAIL
PROCESSING
RECEIVED
SEP 0 2 2003
WASH. D.C.
155
SECTION

Exemption #82-34728

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the *required information will be made public pursuant* to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): May 15, 2003

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		May 16, 2003	38	84,200		*		Nil		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE:



DATE OF THE REPORT (DAY / MONTH / YEAR): May 23, 2003


SEC MAIL
PROCESSING
RECEIVED
SEP 02 2003
WASH. D.C.
155
SECTION

Exemption #82-34728

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): May 23, 2003

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		May 23, 2003	38	71,000		*		Nil		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

THIS INSIDER REPORT WAS ALSO FILED VIA SEDI ON JUNE 3, 2003.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): June 5, 2003

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Great-West Lifeco Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 1

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): June 5, 2003

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Great-West Lifeco Inc.

GIVEN NAMES:

NO.: 100 STREET: Osborne Street N. APT:

CITY: Winnipeg

PROV.: Manitoba POSTAL CODE: R3C 3A5

BUSINESS TELEPHONE NUMBER: 204 - 946 - 1190

BUSINESS FAX NUMBER: - -

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares		May 30 2003	38	80,000		*		Nil		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* Shares acquired under the Corporation's continuing Normal Course Issuer Bid. The shares are being cancelled.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Laurie A. Speers

SIGNATURE:



DATE OF THE REPORT (DAY / MONTH / YEAR): June 5, 2003

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

2003-06-10, 13:27:40, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	365310883
Filing date	2003-06-10
Date of transaction	2003-06-04
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	16000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	365294883
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporations' Normal Course Issuer Bid. The Shares are being cancelled
Private remarks to securities regulatory authorities	The Corproations' outstanding shares fluctuate with the exercise o stock options (which are reported by each insider).

Next

2003-08-15, 12:15:32, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	365294883		
Filing date	2003-08-15		
Date of transaction	2003-08-08		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	134700		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	365429583		
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporations' Normal Course Issuer Bid. The shares are being cancelled		
Private remarks to securities regulatory authorities	The Corproations' outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).		

Next

2003-08-28, 17:57:38, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	365429583		
Filing date	2003-08-28		
Date of transaction	2003-08-15		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	104500		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	365534083		
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporations' Normal Course Issuer Bid. The shares are being cancelled.		
Private remarks to securities regulatory authorities	The Corporations' outstanding shares fluctuate with the exercise of stock options (which are reported by each insider)		

Next

2003-08-29, 16:20:57, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	365534083
Filing date	2003-08-29
Date of transaction	2003-08-22
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	119900
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	365653983
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).

Next